EXHIBIT 99.1

Innate Pharma Announces Advancement Of Sanofi-Developed Nk Cell Engager Sar443579 / Iph6101 Progressing To Phase 2 For Blood Cancer Patients

Marseille, France, April 15, 2024, 7:00 AM CEST

• Partner Sanofi advances SAR443579 / IPH6101, ANKET® platform lead asset, a trifunctional anti-CD123 NKp46xCD16 NK cell engager, to Phase 2 dose expansion in blood cancers
• Dosing of the first patient in the dose expansion part of the trial triggers a €4m milestone payment to Innate

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that the first patient was dosed in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial of SAR443579 / IPH6101 (NCT05086315), evaluating SAR443579 as a monotherapy for the treatment of blood cancers with high unmet needs, including relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia and high-risk myelodysplasia.

SAR443579 is an investigational trifunctional anti-CD123 NKp46xCD16 NK cell engager from a joint research collaboration between Innate Pharma and Sanofi. SAR443579 received FDA Fast Track Designation for the treatment of acute myeloid leukemia. Efficacy and safety results from the dose-escalation part of the trial were shared in a poster presentation at the American Society of Hematology 2023 Annual Meeting in San Diego, California.

“The progression of SAR443579 to the Phase 2 expansion part of the clinical trial in blood cancers is another step in bringing this innovative NK cell engager to patients,” said Dr. Sonia Quaratino, Chief Medical Officer of Innate Pharma. “SAR443579 has shown promising clinical efficacy in the dose escalation of the Phase 1/2 in R/R AML patients, and we look forward to the dose expansion part of the study."

Under the terms of the 2016 research collaboration with Sanofi, the progression to the dose expansion part of the trial has triggered a milestone payment from Sanofi to Innate of €4m.

“Our goal is to continue to develop the best and most impactful treatments for patients with cancer,” said Peter Adamson, Global Development Head, Oncology, Sanofi.“We are encouraged by our progress in this study for patients with AML, and look forward to sharing results in the future as data continues to emerge.”

More information about the Phase 1/2 trial can be found on clinicaltrials.gov.

About ANKET®

ANKET® (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer.

This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.
About the Innate-Sanofi research collaboration and licensing agreements

The Company has a research collaboration and license agreement with Sanofi to apply Innate’s proprietary technology to the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells.

Under the terms of the 2016 research collaboration and license agreement, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration, which includes SAR443579/IPH6101 (Trifunctional anti-CD123 NKp46xCD16 NK cell engager) and SAR445514/IPH6401 (Trifunctional anti-BCMA NKp46xCD16 NK cell engager). As part of the 2016 agreement, Innate Pharma is eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales.

As part of the license agreement entered in December 2022, Sanofi licensed IPH62 and IPH67 and has the option for one additional target. Under the terms of the 2022 agreement, Innate Pharma is eligible to up to €1.35bn total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts
For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu